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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4
                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                           FRISCH'S RESTAURANTS, INC.
                 ----------------------------------------------
                  (Name of Issuer and Person Filing Statement)

                           Common Stock, No Par Value
                     ---------------------------------------
                         (Title of Class of Securities)

                                   358748 10 1

                 ----------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 CRAIG F. MAIER
                      President and Chief Executive Officer
                           Frisch's Restaurants, Inc.
                               2800 Gilbert Avenue
                             Cincinnati, Ohio 45206
                                 (513) 559-5104
 ------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

                                    Copy To:
                             JAMES R. CUMMINS, ESQ.
                       Brown, Cummins & Brown Co., L.P.A.
                        3500 Carew Tower, 441 Vine Street
                             Cincinnati, Ohio 45202
                                 (513) 381-2121

                                  July 14, 1997
 -----------------------------------------------------------------------------
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            Calculation of Filing Fee
--------------------------------------------------------------------------------
     Transaction Valuation*                                Amount of Filing Fee

           $17,000,000                                             $3,400
--------------------------------------------------------------------------------

* Assumes the purchase of 1,000,000 Shares at the maximum tender offer price per Share of $17.00.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:     Not Applicable        Filing Party: Not Applicable
Form of Registration No.:   Not Applicable        Date Filed:   Not Applicable



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         This Issuer Tender Offer Statement on Schedule 13e-4 (the "Statement")
relates to the tender offer by Frisch's Restaurants, Inc., an Ohio corporation (the "Company"), to purchase up to 1,000,000 shares of common stock, no par value ("Common Stock" or the "Shares"), of the Company at prices, net to the seller in cash, not greater than $17.00 nor less than $15.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 14, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). Copies of such documents are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement.

ITEM 1.           SECURITY AND ISSUER.

                  (a) The name of the issuer is Frisch's Restaurants, Inc., an Ohio corporation. The address of its principal executive office is 2800 Gilbert Avenue, Cincinnati, Ohio 45206.

                  (b) The information set forth in "Introduction," "Section 1. Number of Shares; Proration" and "Section 8. Information as to Capital Stock; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company.

                  (c) The information set forth in "Introduction," and "Section
6. Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

                  (d) This Statement is being filed by the issuer.

ITEM 2.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a)-(b) The information set forth in "Section 9. Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

                  (a)-(j) The information set forth in "Introduction," "Section
7. Background and Purpose of the Offer; Certain Effects of the Offer," "Section
8. Information as to Capital Stock; Transactions and Arrangements Concerning the Shares," "Section 9. Source and Amount of Funds" and "Section 11. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.           INTEREST IN SECURITIES OF THE ISSUER.

                  The information set forth in "Section 8. Information as to Capital Stock; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

                  The information set forth in "Introduction," "Section 7. Background and Purpose of the Offer; Certain Effects of the Offer" and "Section
8. Information as to Capital Stock; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.           PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  The information set forth in "Introduction," "Section 7. Background and Purpose of the Offer; Certain Effects of the Offer," and "Section
15. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

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ITEM 7.           FINANCIAL INFORMATION.

                  (a)-(b) The information set forth in "Section 10. Certain Information About the Company" in the Offer to Purchase is incorporated herein by reference. The (i) information set forth as "Item 8. Financial Statements and Supplementary Data" in Part II of the Company's Annual Report on Form 10-K for the fiscal year ended June 2, 1996, filed as Exhibit (g)(1) hereto, (ii) the Auditors' Report and Financial Statements for the fiscal year ended June 1, 1997, filed as Exhibit (g)(2) hereto, and (iii) Press Release issued by the Company on July 8, 1997, filed as Exhibit (g)(3) hereto, is incorporated herein by reference.

ITEM 8.           ADDITIONAL INFORMATION.

                  (a) Not Applicable.

                  (b) The information set forth in "Section 12. Certain Legal Matters; Regulatory and Foreign Approvals" in the Offer to Purchase is incorporated herein by reference.

                  (c) The information set forth in "Section 11. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

                  (d)      Not Applicable.

                  (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS.

                99(a)(1) Form of Offer to Purchase dated July 14, 1997. 99(a)(2) Form of Letter of Transmittal.
                99(a)(3)  Form of Notice of Guaranteed Delivery.
                99(a)(4)  Form of Letter from the Company to
                          brokers, dealers, commercial banks,
                          trust companies and other nominees.
                99(a)(5)  Form of Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.
                99(a)(6)  Form of Letter dated July 14, 1997
                          to shareholders from the Chairman of
                          the Board of Directors and the
                          President and Chief Executive
                          Officer of the Company.
                99(a)(7)  Form of Press Release issued by the Company dated
                          July 14, 1997.
                99(a)(8) Form of Summary Advertisement dated July 14, 1997. 99(a)(9) Guidelines for Certification of Taxpayer
                          Identification Number on Substitute Form W-9.
                99(b)     Loan Agreement dated as of July 9, 1997 between the
                          Company and Star Bank, N.A.
                99(c)     Not Applicable.
                99(d)     Not applicable.
                99(e)     Not applicable.
                99(f)     Not applicable.
                99(g)(1)  "Item 8. Financial Statements and Supplementary Data"
                          in Part II of the Company's Annual Report on Form 10-K for the fiscal year ended June 2, 1996.
                99(g)(2)  Auditors' Report and Financial Statements for the
                          fiscal year ended June 1, 1997.
                99(g)(3)  Press Release issued by the Company dated July 8,
                          1997.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                              FRISCH'S RESTAURANTS, INC.

                              By: /s/ CRAIG F. MAIER
                                 ---------------------------------
                                      CRAIG F. MAIER
                                      President and Chief Executive Officer

Dated: July 14, 1997

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                                INDEX TO EXHIBITS

ITEM       DESCRIPTION                                                                        PAGE

99(a)(1)     Form of Offer to Purchase dated July 14, 1997............................................
99(a)(2)     Form of Letter of Transmittal............................................................
99(a)(3)     Form of Notice of Guaranteed Delivery....................................................
99(a)(4)     Form of Letter from the Company to brokers, dealers, commercial banks, trust companies and other nominees.......................................................
99(a)(5)     Form of Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.......................................................
99(a)(6)     Form of Letter dated July 14, 1997 to shareholders from the Chairman of the
             Board of Directors and the President and Chief Executive Officer of the Company..........
99(a)(7)     Form of Press Release issued by the Company dated July 14, 1997..........................
99(a)(8)     Form of Summary Advertisement dated July 14, 1997........................................
99(a)(9)     Guidelines for Certification of Taxpayer Identification Number on Substitute
             Form W-9.................................................................................
99(b)        Loan Agreement dated as of July 9, 1997 between the Company and
             Star Bank, N.A. .........................................................................
99(c)        Not Applicable...........................................................................
99(d)        Not applicable...........................................................................
99(e)        Not applicable...........................................................................
99(f)        Not applicable...........................................................................
99(g)(1)     "Item 8. Financial Statements and Supplementary Data" in Part II of the Company's
             Annual Report on Form 10-K for the fiscal year ended June 2, 1996........................
99(g)(2)     Auditors' Report and Financial Statements for the fiscal year ended June 1, 1997.........
99(g)(3)     Press Release issued by the Company dated July 8, 1997...................................



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